EXHIBIT 99.1

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No.’s 333-13962, 333-127943 and 333-140955 on Form S-8 and No. 333-175033 on Form F-10 of Canadian Pacific Railway Limited, and Registration Statement No. 333- 175032 on Form F-9 of Canadian Pacific Railway Company and to the use of our reports dated February 28, 2012 relating to the consolidated financial statements of Canadian Pacific Railway Limited and the effectiveness of Canadian Pacific Railway Limited’s internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2011.

Independent Registered Chartered Accountants

Calgary, Canada

March 15, 2012